                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________


                         Commission File Number: 0-17000


A.       Full title of the Plan:

            Commercial Bank Employee Savings and Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                    Commercial National Financial Corporation
                                101 N. Pine River
                             Ithaca, Michigan 48847
                                 (989) 875-4144

INFORMATION FURNISHED WITH RESPECT TO THE PLAN


The following financial statements, notes to financial statements and consents are included in this Report:

1.       Financial statement for the Plan consisting of:

         A.       Report of Independent Auditors

         B.       Financial Statements

                  1. Statement of Net Assets Available for Benefits as of December 21, 2003 and December 31, 2002

                  2. Statement of Changes in Assets Available for the Year Ended December 31, 2003

                  3.   Notes to Financial Statements

2.       Consent of Independent Auditors






                                                                              2.

                                 COMMERCIAL BANK
                           EMPLOYEE SAVINGS AND STOCK
                                 OWNERSHIP PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002









                                                                              3.

                        COMMERCIAL BANK EMPLOYEE SAVINGS
                            AND STOCK OWNERSHIP PLAN
                                Ithaca, Michigan

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002





                                    CONTENTS






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................................................  1


FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.......................................................  2

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............................................  3

      NOTES TO FINANCIAL STATEMENTS.........................................................................  4










                                                                              4.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Plan Administrator of Commercial Bank
Employee Savings and Stock Ownership Plan
Ithaca, Michigan


We have audited the accompanying statements of net assets available for benefits of the Commercial Bank Employee Savings and Stock Ownership Plan ("the Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.






Grand Rapids, Michigan
May 13, 2004


                                                                              5.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

                                                                                     2003                2002
                                                                                     ----                ----
ASSETS
     Investments, at fair value (Note 4)
         Common stock                                                           $     1,573,679    $      1,442,814
         Pooled separate accounts                                                     2,232,262           1,578,062
                                                                                ---------------    ----------------
                                                                                      3,805,941           3,020,876

     Receivables
         Participant contributions                                                            -              14,917
         Employer contribution                                                          133,979             130,549
         Dividend receivable                                                             18,737              17,551
                                                                                ---------------    ----------------
                                                                                        152,716             163,017
                                                                                ---------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $     3,958,657    $      3,183,893
                                                                                ===============    ================


                 See accompanying notes to financial statements.

                                                                              6.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003


ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
     Investment income (loss)
         Net appreciation in fair value of investments (Note 4)                                     $       489,207
         Dividends -- cash                                                                                   72,700
         Dividends - stock                                                                                   67,226
                                                                                                    ---------------
                                                                                                            629,133

     Contributions
         Participants                                                                                       201,649
         Employer                                                                                           133,979
         Rollover                                                                                            46,977
                                                                                                    ---------------
                                                                                                            382,605
                                                                                                    ---------------
Total additions                                                                                           1,011,738

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
     Benefits paid to participants                                                                          236,724
     Expenses                                                                                                   250
                                                                                                    ---------------
         Total deductions                                                                                   236,974
                                                                                                    ---------------

NET INCREASE                                                                                                774,764

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                                                                    3,183,893
                                                                                                    ---------------

     End of year                                                                                    $     3,958,657
                                                                                                    ===============

                 See accompanying notes to financial statements.

                                                                              7.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Commercial Bank Employee Savings and Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Commercial Bank (the
Bank), effective January 1, 1997. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan, which covers all employees who have completed 90 days of employment and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement, which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2003, the Bank made matching contributions equal to 100% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions and the employer matching contributions plus actual earnings thereon. Other employer discretionary contributions are fully vested after six years of credited service.

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump sum. A participant may receive the portion of his or her account invested in Commercial National Financial Corporation common stock in stock or cash. Commercial National Financial Corporation is the sole shareholder of the Plan sponsor.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance, or $50,000, whichever is less.

                                   (Continued)

                                                                              8.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Common stock is stated at fair value using quoted market prices. All other investments are held by an insurance company designated by the Plan administrator. The fair values of the participation units owned by the Plan in insurance company pooled separate accounts are based on quoted redemption values as of the last business day in the Plan's year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in pooled separate accounts and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2003 and 2002, 40.8% and 46.8% of the Plan's assets were invested in Commercial National Financial Corporation common stock.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will be 100% vested in their accounts.


                                                                              9.

                                   (Continued)

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                                            December 31,
                                                                                       2003               2002
                                                                                       ----               ----

     POOLED SEPARATE ACCOUNTS -- MINNESOTA LIFE INSURANCE COMPANY
           Money market fund, 83,725 and 163,747 units                            $      118,716    $       233,152
           Life Strategy I fund, 142,587 and 119,054 units                               250,670            165,198
           Life Strategy II fund, 456,757 and 395,003 units                              818,184            586,416

     COMMON STOCK
         Commercial National Financial Corporation common stock,
           133,930 and 125,462 shares                                                  1,573,679          1,442,814

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $489,207 as follows:

         Pooled separate accounts                                                 $      449,579
         Common stock                                                                     39,628
                                                                                  --------------

                                                                                  $      489,207
                                                                                  ==============

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of pooled separate accounts managed by Minnesota Life Insurance Company. Minnesota Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Substantially all professional fees for the administration and audit of the Plan are paid by the Bank. Other professional fees related to the investment and administration of the Plan's assets were paid by the Plan. The fees paid by the Plan for these services amounted to $250 for the year ended December 31, 2003.


                                   (Continued)

                                                                             10.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                                                       2003              2002

     Pooled separate accounts of Minnesota Life
       Insurance Company                                                          $    2,232,262    $     1,578,062
     Commercial National Financial Corporation
       common stock, 139,930 and 125,462 shares                                        1,573,679          1,442,814

The 139,930 and 125,462 shares of Commercial National Financial Corporation common stock held by the Plan as of December 31, 2003 and 2002 represent 3.45% and 3.30% of the Corporation's outstanding shares as of December 31, 2003 and 2002. During 2003, cash dividends of $72,700 were paid to the Plan by the Corporation. In addition, the Corporation issued a 5% stock dividend, which resulted in 6,403 additional shares in 2003. The number of shares outstanding at December 31, 2002 has been restated to reflect the 2003 stock dividend.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed Commercial National Financial Corporation by letter dated July 26, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. While the Plan has been amended subsequent to this date, the Plan administrator believes that the Plan continues to be designed and operated in accordance with the IRC.



                                   (Continued)

                                                                             11.

            COMMERCIAL BANK EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002



NOTE 7 -- EXPLANATION OF DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND AMOUNTS REPORTED ON FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500 as of December 31, 2003:

Net assets available for benefits per the financial statements           $     3,958,657       $     3,183,893
Dividend receivable                                                              (18,737)              (17,551)
Participant contributions receivable                                                   -               (14,917)
Miscellaneous adjustment                                                              (9)                   (6)
                                                                         ---------------       ----------------

         Net assets available for benefits per Form 5500,
              Schedule H, Part I, line 1                                 $     3,939,911       $     3,151,419
                                                                         ===============       ===============


The following is a reconciliation of other income and contributions per the financial statements for the year ended December 31, 2003, to Form 5500:

         Participant contributions per the financial statements                             $      201,649
         Participant contributions receivable 2002                                                  14,917
                                                                                            --------------

              Participant contributions per Form 5500                                       $      216,566
                                                                                            ==============

         Total investment income per the financial statements                               $      629,133
         Dividend receivable 2003                                                                  (18,737)
         Dividend receivable 2002                                                                   17,551
         Expenses of pooled separate accounts 2003                                                    (250)
                                                                                            --------------

                  Other income per Form 5500                                                $      627,697
                                                                                            ==============


                                                                             12.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Commercial Bank Employee Savings and Stock Ownership Plan

Date:  June 28, 2004                                 /s/   Jeffrey S. Barker
                                                     ---------------------------
                                                     Jeffrey S. Barker, Trustee

Date:  June 28, 2003                                 /s/   Patrick G. Duffy
                                                     ---------------------------
                                                     Patrick G. Duffy, Trustee

                                 Exhibit Index

Ex No.                  Description

  23                  Independent Auditor's Consent